UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2017 (Report No. 8)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Nano Dimension Ltd. (the “Company”) previously reported on its annual report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2017, that XJet Ltd. (“XJet”) filed a lawsuit in the District Court in Tel Aviv-Jaffa, against the Company, and that the Company and XJet were engaged in settlement discussions.

The Company and XJet reached a settlement agreement. As a part of the settlement agreement, the parties agreed that the legal proceedings will end, and the lawsuit against the Company will be dismissed, without any material effect on the Company’s activity. On March 19, 2017, the court approved the dismissal of the lawsuit.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Date: March 20, 2017

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